October 21, 2025

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja Majmudar

Re:	Safe and Green Development Corporation
Registration Statement on Form S-1 (as amended)
Filed September 30, 2025 File No: 333-290563

Dear Ms. Majmudar:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Safe and Green Development Corporation (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-1, File No. 333-290563, together with all amendments and exhibits thereto (the “Registration Statement”). The Registrant does not intend to conduct the offering of the securities contemplated by the Registration Statement due to changed circumstances since the filing of the Registration Statement. No securities of the Registrant have been or will be issued or sold under the Registration Statement.

Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned via e-mail at nbrune@sgdevco.com, with a copy to Leslie Marlow, Esq. of Blank Rome, the Registrant’s counsel, at leslie.marlow@blankrome.com.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

Please contact Leslie Marlow at (212) 885-5358 or Melisa Palat Murawsky at (215) 569-5732 with any questions you may have concerning this application of withdrawal of the Registration Statement, and please notify either Ms. Marlow or Ms. Murawsky when this application of withdrawal has been granted.

Very truly yours,

SAFE AND GREEN DEVELOPMENT CORPORATION

By:	/s/ Nicolai Brune
Nicolai Brune
Chief Financial Officer